EVCARCO, Inc.
7703 Sand Street
Fort Worth, TX 76118
(817)595-0710 / (817)595-0755 Fax

Mr. David R. Humphrey, Branch Chief
Ms. Margery Reich, Senior Staff Accountant
Ms. Beverly A. Singleton, Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, DC 20549

November 9, 2010

Re:	EVCARCO, Inc. Supplemental response letter filed September 23, 2010 regarding the Form 10-K for the fiscal year ended December 31, 2009 File Nos. 333-158293 and 000-53978

Dear Mr. Humphrey,

EVCARCO, Inc. (“ EVCARCO,” the “Company”) responds as follows to the Staff’s comments dated October 26, 2010, relating to the above-captioned filings. We are attaching a draft of the amended Form 10-K for the fiscal year ended December 31, 2009, for your review before the filing. Please, advise.

Form l0-K (Fiscal Year Ended December 31, 2009), as Amended

Patents, Trademarks, Licenses, Franchise... Obligations & Concessions, page 7

1. See the last paragraph. Please disclose your principal trademark for which you do not have a federal registration. It is unclear if it is one of the “marks” listed in the table on page 7.

Response: We have inaccurately described our marks as singular in the last paragraph. We do not have any marks other than the ones described in the table of that section. We will correct the discussion on Form 10-K/A.

Management’s Discussion and Analysis

Results of Operations, page 13

2. We have reviewed your response to our prior comment 1. In view of the limited period from inception to December 31, 2008, we will not object if you wish to address your results of operations for the entire period in this filing, as opposed to separately discussing the results for the twelve month period ended December 31, 2009. However, please note that you will be required to discuss the twelve months ended December 31, 2009 on a comparative basis with the twelve months ended December 31, 2010 in your next Form 10-K, so you may wish to consider preparing at separate discussion of that fiscal period in this filing.

Response: We will be pleased to provide the required discussion in the next annual filing.

Mr. David R. Humphrey
Securities and Exchange Commission

3. We have reviewed your responses to our prior comments 2 through 6. MD&A is intended to provide a separate and complete discussion of your financial condition, changes in financial condition, liquidity and operating results. With regard to your discussion of operating results, please discuss your historical operations to date. The discussion should include (but not be limited to) the information included in your responses to our prior comments 3 and 4. We also note that you consider your acquisitions and sales of vehicles to date to have been irregular and sporadic. If management feels that the reported information to date is not necessarily indicative of future operating results, you should specifically disclose that fact in your discussion.

Response: We will expend the discussion on Form 10-K/A.

4. Expand your discussion to describe and quantify the July 2009 purchase of the pre-owned vehicles in exchange for common stock, disclose the aggregate fair value assigned to that common stock and explain how you determined the fair value of the transaction. In addition, please discuss any other acquisitions of inventory that occurred during the period, or state that no additional inventory acquisitions occurred, as applicable. Clarify from whom you acquired your vehicles (manufacturers, third party wholesale dealerships, individuals) and to whom they were sold. Disclose the amount or percentage of sales generated from wholesale versus retail operations to date. Your discussion in MD&A should stand apart from the financial statements disclosures. Further it should not simply recite the numbers that appear in the financial statements, but should also provide an understanding of the business reasons tor the numbers.

Response: We will expend the discussion on Form 10-K/A.

5. Explain, in MD&A, the reasons for the inventory write-down. Separately quantify the amount attributable to missing vehicles and the amount resulting from impairment. Clarify in the filing, in dollar or percentage terms the degree to which the impairment is associated with the July 2009 purchase of the pre-owned vehicles.

Response: We will expend the discussion on Form 10-K/A.

6. Include in your discussion any other historical information that management believes would be of value to investors. While we note the development stage nature of the company and the importance of your plan of operations to the reader, a discussion of historical operations is also required.

Response: We will expend the discussion on Form 10-K/A.

Critical Accounting Policies, page 14

7. We have reviewed your response to our prior comment 11. We understand, from your response and from the content of your financial statements to date, that you have had a limited number of transactions. As at result, your disclosures as to critical accounting policies and estimates will be minimal at this time. However, you have recorded inventory adjustments for impairment at the end of fiscal 2009 and during the first quarter of 2010. We believe that the valuation of inventory is a policy that should be discussed in this section. In view of the number and varying nature of the noncash transactions you have recorded, it appears that a brief discussion of your related accounting policies, assumptions and estimates would be appropriate as well. This disclosure is intended to supplement, not duplicate the description of accounting policies in your financial statement footnotes and to provide the reader with some insight into your judgment in accounting for uncertain and/or subjective matters. Please expand your MD&A discussion to include disclosure of such matters.

Response: We do not believe that, so far, our business has required us to apply judgement in accounting for uncertain and /or subjective matters, and has been anything other that straight forward application of accounting regulations. The inventory adjustment did not require use of estimates, but was a reflection of a simple fact, that part of our recorded inventory either did not exist, or was completely worthless. In our view, special consideration given to a couple of highly unusual transactions (which most likely will not be repeated again) should not be described as a policy. Those, along with the rest of noncash transactions were accounted for based on the hierarchy of fair values established by accounting pronouncement and described elsewhere, including as requested by the Commission. In our determination, none of our policies rise to the level that can be described as Critical, or should be described in this section.

Mr. David R. Humphrey
Securities and Exchange Commission

Financial Statements

Statements of Operations, page F-3

8. We have reviewed your response to our prior comment 12. In your response it appears you may have interpreted ASC 330-10-50-2 to indicate that your inventory adjustment has been separately disclosed from consumed inventory costs described as cost of goods sold. However, please note that the inventory impairment or adjustment, while separately disclosed, is to be presented within the applicable section of the classified statements of operations. In this regard, inventory costs including any impairment, write-down charges or adjustments are to be classified as a component of gross profit, not operating expenses. As such, please reclassify the line item "Inventory adjustment" from a component of operating expenses to a separate line item within cost of goods sold.

Response: We will make the requested change on Form 10-K/A.

Statements of Stockholders’ Equity, page F-4

9. We have reviewed your response to our prior comment 13 regarding the valuation of the stock issued in July 2009 for exchange of inventory, and the October 2009 stock issuance for cancelation of a loan. In both instances you have indicated the fair value of the inventory received and the debt canceled, respectively, were the more readily determinable measurable fair value than the surrounding cash for stock transactions. As previously indicated, we generally believe the cash value per share of your common stock is more indicative of fair value. We also note from your response that you indicate that, for the July 2009 stock for cash transactions, that the $0.50 per share price is inflated and was not at arms-length, whereas the October 2009 debt extinguishment for common shares was at a per share price negotiated with the lender and that the debt borrowed was the more clearly evidence of fair value. Given the facts and circumstances of these two transactions, please expand Note 10 (Stockholders’ Equity) to clearly disclose how you determined the fair value of the common shares issued in exchange for inventory and for cancelation of debt, and that the individual stock sales (i.e., private placements) for cash at $0.50 in July 2009 and October 2009 were at prices with related parties that did not represent actual market conditions of your stock, which you believed to be at a lower price as indicated by the stock transactions with inventory and debt with unrelated third parties.

Response: In our understanding, “related party” is a specific term, which generally does not include friends and relatives (except the ones living in the same household). Without our securities being traded on the public exchange, it is our interpretation of accounting guidance that private equity sales are not as reliable as, for example, sales of vehicles in the normal course of business. We will include the additional details and descriptions in a separate note to financial statements.

10. Refer to your response to our prior comment 15. With regard to the Founders’ stock issued October 2009, please add a financial statement footnote that provides information comparable to that furnished to the staff in your response. That is, please explain that your intention was to record these shares as a stock subscription at the time that the original founders’ shares were issued. Clarify, if true, that the issuance represents the correction of an accounting error that was not material enough to the financial statements to require restatement. The current presentation of these shares, without an accompanying explanation, is confusing.

Response: We will include such information in a separate note to financial statements.

Statements of Cash Flows, page F-5

11. We have reviewed your response to our prior comment 17. Based on your supplemental table, the cash transactions that should be reflected in the financing activity line item "Issuance of common stock" for fiscal year 2009 should be $147,750 rather than $434,890. The difference pertains to the non-cash transaction for property of $267,140 and the non-cash transaction for loan of $20.000, which have been appropriately reflected as Non-cash activities in the statements of cash flows. Please revise your statements of cash flows accordingly in the amendment to the December 31, 2009 Annual Report on Form 10-K.

Response: We will change the presentation and will include additional information in a separate note to financial statements.

Mr. David R. Humphrey
Securities and Exchange Commission

Note 2. Summary of Significant Accounting Policies, page F-6

e. Facilities and Equipment

12. We have reviewed your response to our prior comment I8. Please reflect the depreciable and amortizable lives of the various classes of your property and equipment in the amendment to the December 31, 2009 Annual Report on Form 10-K.

Response: We will add the information as requested.

f. Revenue Recognition

13. We have reviewed your response to our prior comment 19. Please expand your footnote to explain. if true, that you recognize the vehicle sales immediately. As a related matter, we note from your response that you have not generated any revenue from services and have not deferred any revenue. Please disclose this also in the amendment to the December 31, 2009 Annual Report on Form 10-K.

Response: We will add the information as requested.

g. Warranties

14. We have reviewed your response to our prior comment 20. Please expand your accounting policy to disclose that you intend to provide repairs covered by the manufacturers’ warranty, but have not begun so. Further, in the Risk Factor: "As a company in the early stages of development with an unproven business strategy…” on page 8, please clarify the warranty revenue that you intend to generate will be from warranty repair services performed by you under the manufacturers’ warranty in addition to generating revenues from non-warranty customer pay repairs.

Response: We will clarify the description in the Risk Factors section, but our intentions are not part of our accounting policies, and we don’t believe should be described in the notes to financial statements.

Note 3. Inventory, page F-10

15. Reference is made to your response to our prior comment 21. Please provide us with the requested information supplementally. We may have further comments upon review of your response.

Response:

	1/1/2009	Purchases	Sales	Inv. Adjustment	12/31/2009
New Cars	47,729	246,139	268,868	25,000	-
Used Cars	54,500	807,900	801,547	57,303	3,550
Other	-	6,996	-	-	6,996
Total	102,229	1,061,035	1,070,415	82,303	10,546

Note 4. Prepaid Expenses, page F11

16. We have reviewed your response to our prior comment 22. We note you indicate the $0.50 per share value of the common stock issued was more readily determinable than the value of the services provided to you. We also note you indicate the share price was determined based on private placement sales. However, in your response to prior comment 13, you indicate that the stock issued in July 2009 (i.e., the same month as the shares issued in certain consultancy contracts) that the $0.50 share price in the private placements was not as reliable as the inventory that was acquired. Further, your response to prior continent 16 discloses that the shares issued to the consultants in July 2009 were for services where a portion of the services had not been carried as of December 31, 2009, thus resulting in the prepaid expense balance of $136,667 at year end. It is unclear from your response to prior comment 22 why you believe the $0.50 per share value in the private placement is now more reliable than the fair value of the consultancy services received. Please explain your rationale for placing reliance on the cash price in the private placement as more determinable for the consultant transactions whereas for the inventory and loan transactions, you believed the private placement cash price had been less reliable.

Response: Our original response was not very clear.  The value of the services was established during contract negotiations.  Price per share for private placement sales around the same time was used to determine the number of shares to be issued.

Mr. David R. Humphrey
Securities and Exchange Commission

17. In addition, please expand Note 4 to disclose the consultants’ name, nature of services, terms of contract, common shares issued, fair value of the shares issued, and the unearned amount, pertaining to the three consultants that comprise the prepaid expenses balance at December 31, 2009. This disclosure should also be provided in the subsequent quarterly reports on Form 10-Q, where there remains a prepaid balance or when the balance has increased due to new or revised consultancy agreements.

Response: We were unable to find anything, in the accounting literature or Commission’s rules, that requires disclosure of such confidential information in the notes to financial statements. In the subsequent quarterly reports, we will be please to clarify the portion of these contracts that affected operating income.

Note 8. Going Concern, page F-11

18. We have reviewed your response to our prior comment 23. Please reflect the expanded disclosure on management's plans as to the going concern matters, in the amendment to the December 31, 2009, Annual Report on Form 10-K, rather than, as your response indicates, in the Form 10-Q/A.

Response: We will add the disclosure to other sections, as requested in the earlier comments.  But, in our interpretation of accounting regulations, the notes to financial statement describe the nature of historical transactions, as reflected in the reported amounts, and do not allow discussion of future plans.

Form 10-Q (Quarterly Period Ended June 30, 2010)

Note 11. Stockholders’ Equity, page F-8

19. We have reviewed your response to our prior comment 27. Please provide us with a copy of any written contractual terms of this agreement. Please expand the disclosure in Note 11 to indicate that the $380,000 was from one investor, and describe the terms or conditions for issuance of such shares, along with the agreed upon per share price of $0.20. Please indicate whether or not this investor is a related or unrelated party. Please tell us more as to what you consider to be the “near future” for issuance of such shares and whether there is a potential probability for the return of the cash to the investor. Please tell us why you believe the $380,000 received from the investor should not be classified instead as a liability at the balance sheet date, given the uncertainty surrounding the timing or even issuance of the common shares.

Response: We did not execute a written agreement for this transaction. We will update the related disclosure.  The investor is not a related party. In accordance with terms of the original verbal agreement, on October 18, 2010, we issued 1,900,000 shares of Company’s common stock, and delivered the certificate to the investor the following day.

Disclosure of Controls and Procedures

20. Reference is made to the December 31, 2009 Annual Report on Form 10-K and June 30, 2010 Quarterly Report on Form 10-Q whereby your CEO and CFO have concluded that the Company disclosure controls and procedures were effective as of such dates. Based on the nature of our comments and the resultant requirement for restatement to your financial statements and significantly expanded disclosures, please tell us the consideration by management given to re-evaluating its conclusion as to whether the disclosure controls and procedures were effective as December 31, 2009, March 31, 2010 and at June 30, 2010. Please note that effective disclosure controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported accurately within the time periods specified in the Commission’s rules and forms. See 1934 Exchange Act Rule 1321-15(e) for definition of disclosure controls and procedures. In light of these facts, please revise or explain to us why you should not revise your conclusion to indicate that there were ineffective disclosure controls and procedures, along with ineffective internal controls over financial reporting.

Response: We have reviewed the comments and requirements, discussed them with our auditors and legal counsel. In our determination, the additional disclosures do not provide material information that would affect decisions of a reasonable investor. We disagree with some of the staff’s interpretations of the accounting pronouncements relating to classification of certain items in the financial statements, but we’ve decided to follow the recommendations, since we do not consider those to be significant or material departures from GAAP. Although we did not replicate certain descriptions in various sections of the form, we believe the filing, in its entirety, to be essentially complete, and in our view, the disclosure controls and procedures to be effective.  With that, we also realize the significant improvements that should be made in our disclosures, and appreciate guidance and assistance received from the Commission’s staff, and fully intend to utilize it in our future filings.

Mr. David R. Humphrey
Securities and Exchange Commission

Other

21. Refer to your written acknowledgement in bullets at the end of your response letter. Your response is based on filings representing the Securities Act of 1933 rather than the Securities Exchange Act of 1934 for which the filings on Forms 10-K and 10-Q are being represented here. Please revise in your next response letter to specifically address the bullets contained at the end of our comment letter on the Forms 10-K and 10-Q. In addition, please ensure that your response letter is dated, as we note the response letter to our September 9, 2010 comment letter was not dated.

Response: Updated, as requested.

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Stated.

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EVCARCO, Inc. trusts that the foregoing is responsive to the Staff’s comments. Please do not hesitate to contact Nikolay Frolov, CFO, at (214) 507-0487, if you have any questions.

Very truly yours,

/s/ Nikolay Frolov
Nikolay Frolov, CFO